

March 25, 2013

Via E-mail
Duffield J. Seyller III
President and Chief Executive Officer
Harvard Illinois Bancorp, Inc.
58 North Ayer Street
Harvard, Illinois 60033

> **Re:** **Harvard Illinois Bancorp, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 15, 2013**
> **File No. 000-53935**

Dear Mr. Seyller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Solicitation of Proxies; Expenses, page 2

1. Disclosure indicates that the Company may solicit proxies by mail, personally, by telephone, by press release, by facsimile transmission or by other electronic means. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

2. Please provide a brief background discussion of the material contacts the Company has had with the Stilwell Group in connection with the current proxy contest. Further supplement your disclosure to describe how the Board has considered, if at all, any material issues raised by the Stilwell Group.

Proposal I - Election of Directors, page 5

3.   Revise this section to provide your reasons for recommending that shareholders vote for your nominees.

Form of Proxy

4.   Please revise to put in bold-face type the statement that this proxy is solicited on behalf of the Company's board of directors. See Rule 14a-4(a)(1).

5.   Please revise to clearly mark the proxy card as preliminary. See Exchange Act Rule 14a-6(e)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lin, Attorney-Advisor, at (202) 551-3552 or Daniel F. Duchovny, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3619 with any questions. If you require further assistance, you may contact me at (202) 551-3419.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
        Robert Lipsher, Esq., Luse Gorman Pomerenk & Schick, P.C.